

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-mail
Joseph A. D'Amato
Chief Executive Officer
Empire Resorts, Inc.
c/o Monticello Casino and Raceway
204 State Route 17B, P.O. Box 5013
Monticello, NY 12701

> **Re: Empire Resorts, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 3, 2014**
> **File No. 333-193176**

Dear Mr. D'Amato:

We have reviewed your responses to the comments in our letter dated January 30, 2014 and have the following additional comments.

Debt Securities, page 17

1. We note your response to our prior comment 3 and reissue in part. Please refer to the second paragraph of this section. We note that the debt securities offered pursuant to this registration statement may be guaranteed. Please revise the registration statement to register the offering of guarantees, revise the prospectus throughout, as applicable, and file the required opinions of counsel with respect to the guarantees. Alternatively, please confirm that you will not be offering any guarantees, revise this section accordingly and have counsel revise Exhibit 5.1 to remove any references to guarantees. In this regard, refer to the first paragraph of Exhibit 5.1 and clause (viii) thereof.

Exhibit 5.1

2. Please refer to the third full paragraph on page 2. Please have counsel reconcile the jurisdictional limitation disclosed in this paragraph with the jurisdictions disclosed in the last paragraph on page 6.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Tamar Donikyan
        Ellenoff Grossman & Schole LLP